SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Ameresco Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
02361E108
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	02361E108	13G	Page	2	of	5 Pages

1.	NAMES OF REPORTING PERSONS Samuel T. Byrne

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐ Not applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		1,698,620 shares

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,698,620 shares

WITH	8.	SHARED DISPOSITIVE POWER

0 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,698,620 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐ Not applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.36%

12.	TYPE OF REPORTING PERSON

IN

Page 2 of 5 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:
Ameresco Inc.

1(b)	Address of Issuer’s Principal Executive Offices:
111 Speen Street, Suite 410
Framingham, MA 01701

Item 2(a)	Name of Person Filing:
Samuel T. Byrne

2(b)	Address of Principal Business Office or, if none, Residence:
CrossHarbor Capital Partners, LLC
One Boston Place, 23rd Floor
Boston, MA 02108-4406

2(c)	Citizenship:
United States

2(d)	Title of Class of Securities:
Class A Common Stock, $0.0001 per value per share

2(e)	CUSIP Number:
02361E108

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not applicable

Item 4	Ownership:

4(a)	Amount beneficially owned:
1,698,620 shares

4(b)	Percent of Class:
7.36%

4(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
1,698,620 shares

(ii) shared power to vote or to direct the vote:
0 shares

Page 3 of 5 Pages

(iii) sole power to dispose or to direct the disposition of:
1,698,620 shares

(iv) shared power to dispose or to direct the disposition of:
0 shares

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

Page 4 of 5 Pages

     After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Samuel T. Byrne
	Name:	Samuel T. Byrne

February 10, 2011

Page 5 of 5 Pages